Delphi Financial Group,Inc.
                  	  1105 North Market
			  Street, Suite 1230
        	          P.O. Box 8985
	                  Wilmington, Delaware 19899


       			  VIA EDGAR SYSTEM



	        	  March 1, 2006


Ms. Dana Hartz
Staff Accountant
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop 0610
Washington, D.C. 20549

Re:  Delphi Financial Group, Inc. (the "Company")
     Form 10-K for the Fiscal Year Ended December 31, 2004 (the "2004
     Form 10-K")
     Filed March 15, 2005
     File No. 001-11462

Dear Ms. Hartz:

This letter will follow up on the telephone conversation of February 17, 2006 among you, Chad Coulter, Duane Hercules and me regarding the Commission's further comments relating to the Company's letter dated January 27, 2006. As was discussed, the Company's letter responded to the comments contained in the Commission's letter dated December 23, 2005 regarding the 2004 Form 10-K. As requested in that conversation, this letter sets forth the substance of the Commission's further comments that were conveyed verbally in the conversation, followed by the Company's response.

Comment:

Item 1. Business

Property and Casualty Insurance Reserves, page 9

1. Your response to item 1 is noted. We believe that the amount of the prior years' loss development is material as a percentage of the Company's net income. Please confirm that the Company will include in its Form 10-K for the fiscal year ended December 31, 2005 (the "2005 Form 10-K") disclosure similar to that contained in the last two paragraphs of your response.

Response:

The first table contained in Item 1 of Part I of the 2005 Form 10-K in the section entitled "Business - Property and Casualty Insurance Reserves" will contain, in the same format as the corresponding table in the 2004 Form 10-K, a reconciliation of beginning and ending unpaid claims and claim expenses for the Company's property and casualty insurance products for the years ended December 31, 2005, December 31, 2004 and December 31, 2003. Immediately following such table, disclosure will appear in substantially the following form:

Provisions for claims and claim expenses incurred in prior years, as reflected in the above table, reflect the periodic accretion of the claims reserve amounts previously discounted with respect to the Company's excess workers' compensation line of business. During 2005, 2004 and 2003, $21.1 million, $18.1 million and $21.5 million, respectively, of such discount was accreted. Accordingly, of the Company's provisions for prior years' claims and claim expenses incurred, net of reinsurance, in 2005, 2004 and 2003, $35.6 million, $12.8 million and $(1.0) million, respectively, of such provisions were made based on new loss experience data that emerged during the respective years. In 2005, the additional provision arose primarily from adverse loss experience in the Company's excess workers' compensation line, principally due to moderately increased claim frequency, relative to prior periods, relating to policies written during the competitive market cycle years from 1997 to 2001. In
2004, the additional provision arose primarily from adverse loss experience in the Company's excess workers' compensation line, principally due to moderately increased claim frequency, relative to prior periods, relating to policies written during the competitive market cycle years from 1997 to 2000. These additional provisions did not in either year result from specific changes in the Company's key assumptions used to estimate the reserves since the preceding period end. Rather, in both years, they resulted from the Company's application of the same estimating processes it has historically utilized to emerging experience data, including premium, loss and expense information, and the impact of these factors on inception-to-date experience. In each period, the Company makes its best estimate of reserves based on all of the information available to it at that time, which necessarily takes into account new experience emerging during the period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -
Critical Accounting Policies and Estimates - Future Policy
Benefits and Unpaid Claims and Claim Expenses."


Comment:

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Future Policy Benefits and Unpaid Claims and Claim Expenses, page 27

2. Your response to item 2 is noted. Please provide in disclosure-type format the following:

a.	Confirm that you will include in the 2005 Form 10-K a table
summarizing the composition of your total reserves for unpaid property and casualty claims and claim expenses as between case reserves and IBNR reserves similar to that contained in your response, as well as similar information relating to your disability and accident products, either in a separate table or in a combined table for property and casualty and disability and accident products.

b.	Confirm that you will include in the 2005 Form 10-K expanded disclosure relating to your loss reserving methods similar to that contained in the fourth and fifth paragraphs of your response, as well as to the existence and effects on future operations and financial condition of known trends, events and uncertainties similar to that contained in the sixth paragraph of such response.

c.	Confirm that you will include in the 2005 Form 10-K expanded disclosure clarifying how management uses the results from the application of the actuarial methods to determine loss reserves described in your response, including the basis for selecting point estimates from these methods and factors considered when making these selections.

d.	Confirm that you will include in the 2005 Form 10-K (i) with respect to the significant assumptions made in the estimation process for unpaid property and casualty claims and claims expenses described in the third paragraph of your response, quantified and narrative disclosure of the impact that changes you believe to be reasonably likely in one or more of these assumptions would have on reported results, financial position and liquidity and (ii) similar disclosure relating to the most significant assumptions made in the estimation process for your disability reserves.

Response:

a.	The Company will include a table reflecting the composition of its total reserves for its property and casualty, as well as its disability and accident, insurance products as between case reserves and IBNR reserves, in the section of the 2005 Form 10-K entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies and Estimates - Future Policy Benefits and Unpaid Claims and Claim Expenses." This section, in substantially the form in which it will appear in the 2005 Form 10-K, is attached hereto as Exhibit
A and is referenced in the remainder of this response as the "Critical Accounting Disclosure." Because of the large number of changes as compared with the corresponding disclosure that appeared in the 2004
Form 10-K, it has not been redlined against such disclosure.

b.	Such disclosure is reflected in the second through sixth paragraphs of the Critical Accounting Disclosure. In addition, the 2005 Form 10-K, in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations - 2005 Compared to 2004 - Benefits and Expenses" will contain the disclosure substantially in the following form (and disclosure of a similar nature will be contained in the corresponding section comparing benefits and expenses for the 2004 and 2003 periods):

	Policyholder benefits and expenses were $1,018.8 million as compared to $863.1 million in 2004, an increase of 18%. This increase primarily reflects the increase in premiums from the Company's group employee benefit products discussed above, and also reflects an addition to reserves for prior years' claims and claim expenses in the amount of $32.9 million, which arose primarily from adverse loss experience in the Company's excess workers' compensation line, principally due to moderately increased claim frequency, relative to prior periods, relating to policies written during the competitive market cycle years from 1997 to 2001. If this experience trend were to continue in the future, absent favorable loss developments in other policy years, the Company's results of operations could be materially adversely affected.

c.	Disclosures of this type are contained in the second, fourth and fifth paragraphs of the Critical Accounting Disclosure.

d.	Disclosures of this type are contained in the second, fourth and sixth paragraphs of the Critical Accounting Disclosure.

			*	*	*

If you have any further questions, please do not hesitate to contact me at
(267) 256-3684.  Thank you for your time and attention.


					Very truly yours,


					/S/ THOMAS W. BURGHART

					Thomas W. Burghart
					Vice President and Treasurer

cc:   Chad Coulter
      Geoffrey Liebmann
      Duane Hercules


EXHIBIT A


Future Policy Benefits and Unpaid Claims and Claim Expenses.  The
Company establishes reserves that are intended to be sufficient to fund the future policy benefits and unpaid claims and claim expenses relating to its insurance products. These reserves, which totaled $1,862.9 million at December 31, 2005, represent management's best estimate of future policy benefits and unpaid claims and claim expenses. The reserves are calculated using various generally recognized actuarial methodologies and are based upon assumptions and estimates that management believes are appropriate and which vary by type of product. Annually, external actuarial experts also review the Company's methodologies, assumptions and the resulting reserves. The Company's projected ultimate insurance liabilities and associated reserves are estimates, which are subject to variability. This variability arises because the factors and events affecting the ultimate liability for claims have not all taken place, and thus cannot be evaluated with certainty. As a result, actual future ultimate losses will not develop exactly as projected and may vary significantly from the projections. The estimation process is complex and involves information obtained from company-specific and industry-wide data, as well as general economic information. The Company's insurance reserves are based upon management's informed estimates and judgments using currently available data. As additional experience emerges and other data become available, these estimates and judgments are reviewed and may be revised. The methods and assumptions used to establish the Company's insurance reserves are continually reviewed and updated based on current circumstances, and any resulting adjustments may result in reserve increases or decreases that would be reflected in the Company's results of operations for the periods in which such revisions are made. There were no material changes in the current year in the actuarial methods and/or assumptions from those used in the previous periods; however, in 2005 and 2004, the Company experienced a degree of adverse variance in loss experience from its past projections. See Item 1, "Business - Property and Casualty Insurance Reserves."

The most significant assumptions made in the estimation process for future policy benefits and unpaid claims and claim expenses for the Company's disability and accident products relate to mortality, morbidity, claim termination and discount rates. Mortality and morbidity assumptions are based on various actuarial tables that are generally utilized in the industry, modified as believed to be necessary for possible variations. The claim termination rate represents the probability that a disability claim will close or change due to maximum benefits being paid under the policy, the recovery or death of the claimant, or a change in status in any given period. Establishing claim termination rates is complex and involves many factors, including the cause of disability, the claimant's age and the type of contractual benefits provided. The
Company uses its extensive claim experience database to develop its claim termination rate assumptions, which are applied as an average to its large population of active claims. A one percent increase or decrease in the group long-term disability claim termination rate established by the Company would have decreased or increased, respectively, the reserves established for claims incurred in 2005 by approximately $0.6 million. Disability reserves are discounted using interest rate assumptions based upon projected portfolio yield rates for the assets supporting the liabilities. The Company's discount rate assumptions are discussed in further detail below.

The Company's reserves for unpaid claims and claim expenses are determined on an individual basis for reported claims, for which case reserves are established, and estimates of incurred but not reported
("IBNR") losses are developed on the basis of past experience. The unpaid claims and claim expense reserves carried for the Company's property and casualty insurance products represent the difference between the selected ultimate loss amount and the loss amount paid to date.
The unpaid claims and claim expense reserves carried for the Company's disability and accident insurance products are established by the incurred loss development method utilizing various mathematic tools in order to project future loss experience based on the Company's historical loss experience. The difference between total unpaid claims and claim expense reserves and case unpaid claims and claim expense reserves represents the IBNR reserve. The following table summarizes the composition of the Company's total reserves for disability, accident and casualty claims and claim expenses, as between case and IBNR reserves, as of December 31, 2005 (dollars in millions):

	Balance, net of reinsurance:
		Case reserves		             $  730.0
		IBNR reserves	     	                554.7
		                                     --------
		  Total reserves                      1,284.4
		Reinsurance receivables	                249.1
					             --------
	Balance, gross of reinsurance	             $1,533.5
					             ========

	Balance Sheets:
    	        Future policy benefits:
 		 Disability and accident             $  539.9

	        Unpaid claims and claim expenses:
		 Disability and accident	     $  247.1
	         Property and casualty	                746.5
		                                     --------
                                                     $1,533.5
	                                             ========

The most significant assumptions made in the estimation process for unpaid claims and claim expenses for the Company's property and casualty insurance products are the trend in loss costs, the expected frequency and severity of claims, changes in the timing of the reporting of losses from the loss date to the notification date, and expected costs to settle unpaid claims. Other assumptions include that the coverages under these insurance products will not be expanded by future legislative action or judicial interpretation and that extraordinary classes of losses not previously in existence will not arise in the future. The assumptions vary based on the year the claim is incurred. At December 31, 2005, disability and primary and excess workers' compensation reserves for unpaid claims and claim expenses with a carrying value of $844.1 million have been discounted at a weighted average rate of 5.5%, with the rates ranging from 3.7% to 7.5%. Disability reserves for unpaid claims and claim expenses are discounted using interest rate assumptions based upon projected portfolio yield rates for the assets supporting the liabilities. The assets selected to support these liabilities produce cash flows that are intended to match the timing and amount of anticipated claim and claim expense payments. Primary and excess workers' compensation claim reserves are discounted using interest rate assumptions based on the risk-free rate of return for U.S. Government securities with a duration comparable to the expected duration and payment pattern of the claims at the time the claims are settled. The rates used to discount reserves are determined annually. The level of the rate utilized to discount reserves in a particular period directly impacts the level of the reserves established for such period. For example, a 25 basis point increase in the discount rates the Company applied to disability and primary and excess workers' compensation claims incurred in 2005 would have decreased the amount of the reserves it established with respect to such claims by approximately $2.2 million, and a 25 basis point decrease in such rates would have increased the amount of the reserves so established by the same amount.

The primary actuarial methods used to establish the Company's reserves for unpaid claims and claim expenses for its property and casualty insurance products are the incurred loss development method and the Bornhuetter-Ferguson expected loss method. Under the incurred loss development method, various mathematic tools are utilized in order to project future loss experience based on the Company's historical loss experience. This method is utilized for accident years as to which management believes a sufficient level of historical loss experience exists. For more recent years for which this level of experience does not exist, management utilizes the Bornhuetter-Ferguson expected loss method to establish loss reserves. Under this method, in addition to historical loss experience, the Company also takes into account an expected loss ratio based on information determined during the initial pricing of the business, including, among other factors, rate increases and changes in terms and conditions.

The Company's actuaries select an ultimate loss reserve amount for its property and casualty insurance products by reviewing the results of the actuarial methods described above, as well as other tertiary methods which serve to provide supplemental data points, and applying judgments to achieve a point estimate for the ultimate loss amount, rather than calculating ranges around the reserves. Reserves for unpaid claims and claim expenses for such products represent management's best estimate and are based upon this actuarially derived point estimate. In reviewing and determining the adequacy of this estimate, management considers several factors such as historical results, changes to policy pricing, terms and conditions, deductibles and attachment points, claims-handling staffing, practices and procedures, effects of claim inflation, industry loss trends, reinsurance coverages, underwriting initiatives, and changes in state legislative and regulatory environments.

For the Company's property and casualty insurance products, a review of the seven most recent years' historical loss development variation reflects an annual range of -3.4% to + 6.6%. The average annual increase reflected in such review was +3.6% and the average decrease was -1.7%.
If the Company were to assume subsequent loss development of + 3.6% or -1.7%, each of which are within historical variation, the estimated unpaid claims and claims expense reserves, net of reinsurance, established for such products as of December 31, 2005 would be increased by $23 million in the first case or decreased by $11 million in the second. Management believes that while fluctuations of this magnitude could have a material impact on the Company's results of operations, they would not be likely to materially affect its financial condition or liquidity. However, it is possible that, using other assumptions or variables that are outside of the range of historical variation, the level of the Company's unpaid claims and claim expenses could be changed by an amount that could be material to the Company's results of operations, financial condition and liquidity.

For the reasons described above, if the Company's actual loss experience from its current or discontinued products is different from the Company's assumptions or estimates, the Company's reserves could be inadequate. In such event, the Company's results of operations, liquidity and financial condition could be materially adversely affected.